UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arbor EnTech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30025L101

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30025L101
1.	Names of Reporting Persons Sherry Houtkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Share Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%

Item 1. Security and Issuer

Common Stock

Evergreen International Corp.

(f/k/a Arbor Entech Corporation)

2295 N.W. Corporate Blvd., Suite 230

Boca Raton, FL 33431

Item 2. Identity and Background

Sherry Houtkin

3900 Island Blvd

Penthouse 4

Aventura, FL 33160

Ms. Houtkin is a homemaker.

(d) N/A

(e) N/A

(f) U.S.

Item 3. Source and Amount of Funds or Other Consideration

The Airmont Trust, of which the reporting person is a co-trustee, originally acquired beneficial ownership on December 6, 2010 of 3,395,000 shares of common stock from the Estate of Harvey Houtkin pursuant to the last will of the decedent, Harvey Houtkin. Accordingly, the shares of the Issuer previously owned by the Estate of Harvey Houtkin became beneficially owned by the Estate beneficiary, the Airmont Trust, of which the reporting person is a co-trustee.

Item 4. Purpose of Transaction

(a)-(j)

As disclosed in Item 3, on December 6, 2010, the Estate of Harvey Houtkin distributed 3,395,000 shares of common stock to the Airmont Trust, of which the reporting person is a co-trustee, pursuant to the last will of the decedent, Harvey Houtkin. Brad Houtkin is also a co-trustee of the Airmont Trust. On July 27, 2018, the Airmont Trust, of which the reporting person is a co-trustee, disposed of all of Issuer’s common stock owned by it. In connection with this transaction, the Issuer’s officers and directors will resign and appoint new officers and directors, in each case following the expiration of 10 days after the issuer files an Information Statement on Schedule 14F-1.

Item 5.Interest in Securities of the Issuer

ASherry Houtkin

Amount: 0

Percentage: 0%

BPlease see Items 7-10 of Second Part of Cover Page of the Reporting Person for a description of sole and shared voting and dispositive power.

CAs disclosed in Items 4, on July 27, 2018, the reporting person disposed of all of Issuer’s common stock beneficially owned by her in her capacity as trustee of the Airmont Trust, and said trustee ceased as of such date to be a beneficial owner of any of the issuer’s securities. The shares were sold at a price per share of $.0413 in a private transaction to an individual purchaser.

DN/A

EN/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sherry Houtkin (the reporting person) and Brad Houtkin are the co-trustees of the Airmont Trust under trust agreement dated January 2nd, 2001. Sherry, Brad, Michael and Stuart Houtkin are beneficiaries of the Airmont Trust.

The Issuer, John G. Nossiff, The Airmont Trust (of which the reporting person is a trustee) and Rushmore Financial Services, Inc. entered into a Stock Purchase Agreement with Tan Ying Lok pursuant to which such persons agreed to sell shares of the issuer’s common stock to Tan Ying Lok, which transaction was closed July 27, 2018.

Item 7. Material to Be Filed as Exhibits

1.01 Stock Purchase Agreement referenced in Item 6*

*Incorporated by reference to Exhibit 1.01 to the Issuer’s Form 8-K filed with the SEC on July 27, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/06/2018
Date

/s/Sherry Houtkin
Individually